UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Calling of General Meeting dated 30 December 2025

Press Release

30 December 2025

Argo Blockchain plc
("Argo" or "the Company")
Calling of General Meeting

Argo Blockchain plc announces the convening of a general meeting ("GM") to be held at 1500 hrs on 15 January 2026 at the offices of Fladgate LLP, 16 Great Queen Street, London WC2B 5DG, England.  The GM has been convened to consider and, if thought fit, approve the reappointment of Ralfe Hickman as a director and to grant the directors authorities to allot securities free of pre-emption rights.  A circular, containing the notice of GM and further details of the resolutions, has been posted to shareholders.

Following the Company's delisting from the London Stock Exchange, the board is aware that some shareholders that wish to convert their holdings of ordinary shares into American Depositary Shares have encountered difficulties in doing so.  If such shareholders contact ir@argoblockchain.com, the Company will provide details of a broker willing to assist in such conversion.  The Company makes no recommendation as to whether or not shareholders should convert.

About Argo

Argo Blockchain plc (NASDAQ: ARBK) is a blockchain technology company focused on large-scale cryptocurrency mining and related digital infrastructure. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 December, 2025	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Officer